Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations attributable to common shareholder	$335,663	$251,225	$262,344	$283,940	$269,730
Income taxes	170,465	152,574	107,261	151,157	138,927
Fixed charges	234,184	227,274	206,896	195,144	184,059

Total earnings	$740,312	$631,073	$576,501	$630,241	$592,716

Fixed Charges:
Interest charges	$225,269	$218,969	$197,964	$186,702	$176,459
Amortization of debt discount	4,559	4,675	4,702	4,639	4,363
Estimated interest portion of annual rents	4,356	3,630	4,230	3,803	3,237

Total fixed charges	$234,184	$227,274	$206,896	$195,144	$184,059

Ratio of Earnings to Fixed Charges (rounded down)	3.16	2.77	2.78	3.22	3.22